                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                            -----------------------

                                   FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

       For the fiscal year ended        DECEMBER 31, 1996
                                 ------------------------------------
                                       or
[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934.

       For the transition period from ____________ to ___________

       Commission File Number   33-27835-01   (AmeriSource Health Corporation)
                              ---------------


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN
                           300 CHESTER FIELD PARKWAY
                               MALVERN, PA  19355

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         AMERISOURCE HEALTH CORPORATION
                           300 CHESTER FIELD PARKWAY
                               MALVERN, PA  19355

                            AmeriSource Corporation
                            Employee Investment Plan

                Financial Statements and Supplemental Schedules

                     Years ended December 31, 1996 and 1995



                                    Contents

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statement of Assets Available for Benefits,
 With Fund Information, December 31, 1996..................................  2
Statement of Assets Available for Benefits,
 With Fund Information, December 31, 1995..................................  3
Statement of Changes in Assets Available for Benefits,
 With Fund Information, Year ended December 31, 1996.......................  4
Statement of Changes in Assets Available for Benefits,
 With Fund Information, Year ended December 31, 1995.......................  5
Notes to Financial Statements..............................................  6

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes.................. 11
Line 27d--Schedule of Reportable Transactions.............................. 12

                         Report of Independent Auditors

Trustees of the AmeriSource Corporation
Employee Investment Plan

We have audited the accompanying statements of assets available for benefits of the AmeriSource Corporation Employee Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  ERNST & YOUNG LLP
Philadelphia, Pennsylvania
April 18, 1997

                            AmeriSource Corporation
                            Employee Investment Plan

       Statement of Assets Available for Benefits, With Fund Information

                               December 31, 1996




                                 Fidelity       Fidelity       Fidelity       Fidelity         Fidelity
                                 Magellan        Equity-     Intermediate        OTC             Asset
                                   Fund        Income Fund     Bond Fund      Portfolio         Manager
                               ---------------------------------------------------------------------------

Assets
Investments:
  At fair value:
     Shares of registered
       investment companies         $13,290,541     $5,763,742     $2,200,487     $1,041,900     $572,849
     Common stock funds                       -              -              -              -            -
                               ---------------------------------------------------------------------------
Total investments                    13,290,541      5,763,742      2,200,487      1,041,900      572,849

Receivables:
  Participants' contribution             66,899         31,570         13,534         10,515        7,648
  Employer's contribution               382,574        170,312         72,789         58,628       34,884
                               ---------------------------------------------------------------------------
Total receivables                       449,473        201,882         86,323         69,143       42,532
                               ---------------------------------------------------------------------------
Assets available for benefits       $13,740,014     $5,965,624     $2,286,810     $1,111,043     $615,381
                               ===========================================================================


                                        Fidelity
                                       Retirement     AmeriSource       IKON         Unisource
                                      Money Market    Corporation    Corporation    Corporation
                                        Portfolio     Stock Fund     Stock Fund     Stock Fund        Total
                                   -------------------------------------------------------------------------------

Assets
Investments:
  At fair value:
     Shares of registered
       investment companies              $5,028,971  $          -     $         -    $         -    $ 27,898,490
     Common stock funds                           -      1,155,955      6,196,296      1,222,756       8,575,007
                                    ------------------------------------------------------------------------------
Total investments                         5,028,971      1,155,955      6,196,296      1,222,756      36,473,497

Receivables:
  Participants' contribution                 28,927         15,592              -              -         174,685
  Employer's contribution                   166,459         81,810              -              -         967,456
                                    ------------------------------------------------------------------------------
Total receivables                           195,386         97,402              -              -       1,142,141
                                    ------------------------------------------------------------------------------
Assets available for benefits            $5,224,357    $ 1,253,357    $ 6,196,296    $ 1,222,756    $ 37,615,638
                                   ===============================================================================

See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

       Statement of Assets Available for Benefits, With Fund Information

                               December 31, 1995


                                             Fidelity       Fidelity       Fidelity       Fidelity         Fidelity
                                             Magellan        Equity-     Intermediate        OTC             Asset
                                               Fund        Income Fund     Bond Fund      Portfolio         Manager
                                           ------------------------------------------------------------------------

Assets
Investments:
  At fair value:
     Shares of registered
       investment companies                 $12,648,231     $4,300,140     $2,306,963     $523,916     $443,348
     Common stock funds                               -              -              -            -            -
                                           ------------------------------------------------------------------------
Total investments                            12,648,231      4,300,140      2,306,963      523,916      443,348

Receivables:
  Participants' contribution                     74,457         24,030         13,991        5,154        4,903
  Employer's contribution                       483,151        162,817         91,842       37,045       30,765
                                           ------------------------------------------------------------------------
Total receivables                               557,608        186,847        105,833       42,199       35,668
                                           ------------------------------------------------------------------------
Assets available for benefits               $13,205,839     $4,486,987     $2,412,796     $566,115     $479,016
                                           ========================================================================




                                           Fidelity         Alco
                                          Retirement      Standard
                                         Money Market    Corporation
                                           Portfolio     Stock Fund        Total
                                      -----------------------------------------------

Assets
Investments:
  At fair value:
     Shares of registered
       investment companies                 $4,778,806  $          -      $25,001,404
     Common stock funds                              -      6,182,820       6,182,820
                                      -----------------------------------------------
Total investments                            4,778,806      6,182,820      31,184,224

Receivables:
  Participants' contribution                    31,263              -         153,798
  Employer's contribution                      205,472              -       1,011,092
                                      -----------------------------------------------
Total receivables                              236,735              -       1,164,890
                                      -----------------------------------------------
Assets available for benefits               $5,015,541     $6,182,820     $32,349,114
                                      ===============================================

See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

 Statements of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1996




                                                      Fidelity        Fidelity       Fidelity       Fidelity       Fidelity
                                                      Magellan         Equity-     Intermediate        OTC          Asset
                                                        Fund         Income Fund     Bond Fund      Portfolio      Manager
                                               -----------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                  $  (662,878)     $  614,609     $  (77,236)     $   52,887     $ 16,231
    Interest and dividends                            2,081,557         356,412        151,710         118,354       42,828
                                               -----------------------------------------------------------------------------
                                                      1,418,679         971,021         74,474         171,241       59,059

  Contributions:
    Participants                                        901,211         411,333        160,723         122,417      103,348
    Employer                                            382,574         170,312         72,790          58,628       34,884
                                               -----------------------------------------------------------------------------
                                                      1,283,785         581,645        233,513         181,045      138,232
                                               -----------------------------------------------------------------------------
Total additions                                       2,702,464       1,552,666        307,987         352,286      197,291

Deductions from net assets attributed
to:
  Benefits paid to participants                       1,191,204         444,602        188,500          42,860       26,490
                                               -----------------------------------------------------------------------------
Net increase prior to
  interfund transfers                                 1,511,260       1,108,064        119,487         309,426      170,801
Interfund transfers (net)                              (977,085)        370,573       (245,473)        235,502      (34,436)
                                               -----------------------------------------------------------------------------
Net increase (decrease)                                 534,175       1,478,637       (125,986)        544,928      136,365

Assets available for benefits:
  Beginning of year                                  13,205,839       4,486,987      2,412,796         566,115      479,016
                                               -----------------------------------------------------------------------------
  End of year                                       $13,740,014      $5,965,624     $2,286,810      $1,111,043     $615,381
                                               =============================================================================



                                                    Fidelity
                                                   Retirement     AmeriSource        IKON         Unisource
                                                  Money Market    Corporation    Corporation     Corporation
                                                    Portfolio     Stock Fund      Stock Fund     Stock Fund        Total
                                               ------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                  $         -     $  350,985    $ 1,953,709      $   71,305     $ 2,319,612
    Interest and dividends                              249,330              -              -               -       3,000,191
                                               ------------------------------------------------------------------------------
                                                        249,330        350,985      1,953,709          71,305       5,319,803

  Contributions:
    Participants                                        363,180        141,536              -               -       2,203,748
    Employer                                            166,458         81,810              -               -         967,456
                                               ------------------------------------------------------------------------------
                                                        529,638        223,346              -               -       3,171,204
                                               ------------------------------------------------------------------------------
Total additions                                         778,968        574,331      1,953,709          71,305       8,491,007

Deductions from net assets attributed
to:
  Benefits paid to participants                         773,808         14,619        542,400               -       3,224,483
                                               ------------------------------------------------------------------------------
Net increase prior to
  interfund transfers                                     5,160        559,712      1,411,309          71,305       5,266,524
Interfund transfers (net)                               203,656        693,645     (1,397,833)      1,151,451               -
                                               ------------------------------------------------------------------------------
Net increase (decrease)                                 208,816      1,253,357         13,476       1,222,756       5,266,524

Assets available for benefits:
  Beginning of year                                   5,015,541              -      6,182,820               -      32,349,114
                                               ------------------------------------------------------------------------------
  End of year                                       $ 5,224,357     $1,253,357    $ 6,196,296      $1,222,756     $37,615,638
                                               ==============================================================================

See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

 Statements of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1995




                                                                Fidelity       Fidelity        Fidelity        Fidelity
                                                                Magellan        Equity-       Intermediate       OTC
                                                                 Fund         Income Fund      Bond Fund      Portfolio
                                                           --------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value
      of investments                                            $ 2,567,799     $  751,539     $  121,561      $107,615
    Interest and dividends                                          728,307        243,401        136,872        30,439
                                                           --------------------------------------------------------------
                                                                  3,296,106        994,940        258,433       138,054

  Contributions:
    Participants                                                    828,501        332,341        224,568        55,446
    Employer                                                        483,151        162,817         91,842        37,045
                                                           --------------------------------------------------------------
                                                                  1,311,652        495,158        316,410        92,491
                                                           --------------------------------------------------------------
Total additions                                                   4,607,758      1,490,098        574,843       230,545

Deductions from net assets attributed
to:
  Benefits paid to participants                                     743,677        308,140        196,980        77,411
                                                           --------------------------------------------------------------
Net increase (decrease) prior to
  interfund transfers                                             3,864,081      1,181,958        377,863       153,134
Interfund transfers (net)                                           119,694        139,472        (13,486)      105,413
                                                           --------------------------------------------------------------
Net increase (decrease)                                           3,983,775      1,321,430        364,377       258,547

Assets available for benefits:
  Beginning of year                                               9,222,064      3,165,557      2,048,419       307,568
                                                           --------------------------------------------------------------
  End of year                                                   $13,205,839     $4,486,987     $2,412,796      $566,115
                                                           ==============================================================


                                                                               Fidelity
                                                                Fidelity      Retirement    Alco Standard
                                                                 Asset       Money Market    Corporation
                                                                Manager       Portfolio       Stock Fund        Total
                                                           ---------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value
      of investments                                             $ 59,508   $          -       $2,071,009      $ 5,679,031
    Interest and dividends                                         13,217         297,168               -        1,449,404
                                                           ---------------------------------------------------------------
                                                                   72,725         297,168       2,071,009        7,128,435

  Contributions:
    Participants                                                   57,545         377,500               -        1,875,901
    Employer                                                       30,765         205,472               -        1,011,092
                                                           ---------------------------------------------------------------
                                                                   88,310         582,972               -        2,886,993
                                                           ---------------------------------------------------------------
Total additions                                                   161,035         880,140       2,071,009       10,015,428

Deductions from net assets attributed
to:
  Benefits paid to participants                                    87,416       1,201,716         220,221        2,835,561
                                                           ---------------------------------------------------------------
Net increase (decrease) prior to
  interfund transfers                                              73,619        (321,576)      1,850,788        7,179,867
Interfund transfers (net)                                         (75,427)        (34,648)       (241,018)               -
                                                           ---------------------------------------------------------------
Net increase (decrease)                                            (1,808)       (356,224)      1,609,770        7,179,867

Assets available for benefits:
  Beginning of year                                               480,824       5,371,765       4,573,050       25,169,247
                                                           ---------------------------------------------------------------
  End of year                                                    $479,016      $5,015,541      $6,182,820      $32,349,114
                                                           ===============================================================

See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

                         Notes to Financial Statements

                               December 31, 1996

1. Description of Plan

The following description of the AmeriSource Corporation Employee Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. Participation is limited to salaried office or sales employees and certain hourly personnel of the Company who have at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute between 2% and 6% of pretax annual compensation, as defined in the Plan. The Company contributed an amount equal to 50% and 60% of the participants' contributions to the Plan for 1996 and 1995, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 1996 or 1995. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

                            AmeriSource Corporation
                            Employee Investment Plan

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 5% increments in any of seven investment options.

  Fidelity Magellan Fund - Fund seeks long-term capital appreciation through investing in common stocks, and securities convertible to common stock.

  Fidelity Equity-Income Fund - Fund seeks reasonable income by investing for yields that exceed the yield on the securities comprising the S&P 500.

  Fidelity Intermediate Bond Fund - Fund seeks a high level of current income by investing in corporate debt obligations that are rated at least Baa by Moody's Investors Service Inc. or BBB by Standard & Poor's Corporation.

  Fidelity OTC Portfolio - Fund seeks long-term capital appreciation through mainly investing in common stocks, though it can invest in the entire array of securities the OTC market offers, from preferred stocks to debt obligations.

  Fidelity Asset Manager - Fund seeks high total return with reduced risk over the long term by investing in diverse holdings of domestic and foreign stocks, bonds, and short-term instruments of the U.S. and foreign issuers, including those in emerging markets.

  Fidelity Retirement Money Market Portfolio - Fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers.

  AmeriSource Corporation Common Stock Fund - Consists of the Plan Sponsor's common stock.

  Alco Standard Corporation Stock Fund - This fund invests in the common stock of Alco Standard Corporation. During 1996, Alco Standard Corporation reorganized and split into two corporations, IKON Corporation and Unisource Corporation. These funds are not investment options and funds invested can only be withdrawn.

Participants may change their investment options as often as they choose.

                            AmeriSource Corporation
                            Employee Investment Plan

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Payment of Benefits

On termination of service if the participant's account is less than $3,500, a participant will receive a lump-sum amount equal to the vested value of his or her account. The participant will have the option to leave his or her account in the Plan if their balance is greater than $3,500.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The common stock is valued at the closing value of the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain 1995 balances have been reclassified to conform to the 1996 presentation.

                            AmeriSource Corporation
                           Employee Investment Plan

                  Notes to Financial Statements (continued)

3. Investments

The Plan's investments are held by Fidelity Investments and are presented in the following table.

                                                              December 31
                                                           1996          1995
                                                     ------------------------------
Investments at fair value as determined by
  Quoted Market Price--
    Shares of registered investment companies:
      Fidelity Investments:
        Magellan Fund, 164,793 and 147,107
          shares, respectively**                        $13,290,541   $12,648,231
        Equity-Income Fund, 134,573 and
          113,370 shares, respectively**                  5,763,742     4,300,140
        Intermediate Bond Fund, 218,302 and
          221,610 shares, respectively**                  2,200,487     2,306,963
        OTC Portfolio, 31,853 and 17,274
          shares, respectively                            1,041,900       523,916
        Asset Manager, 34,781 and 27,971
          shares, respectively                              572,849       443,348
        Retirement Money Market Portfolio,
          5,028,971 and 4,778,806 shares,
          respectively**                                  5,028,971     4,778,806
                                                     ------------------------------
                                                         27,898,490    25,001,404

    Common stock:
        AmeriSource Corporation, 23,957 shares            1,155,955             -
        IKON Corporation, 120,025 shares**                6,196,296             -
        Unisource Corporation, 60,013 shares              1,222,756             -
        Alco Corporation, 135,514 shares**                        -     6,182,820
                                                     ------------------------------
                                                          8,575,007     6,182,820
                                                     ------------------------------
Total investments fair value                            $36,473,497   $31,184,224
                                                     ==============================

**Investment represents 5 percent or more of the Plan's assets

                            AmeriSource Corporation
                           Employee Investment Plan

                  Notes to Financial Statements (continued)



3. Investments (continued)

During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $2,319,612 and $5,679,031, respectively.

                                                   Year ended December 31
                                                      1996         1995
                                                -----------------------------
Investments at fair value as determined
  by Quoted Market Price:
    Fidelity Investments:
      Magellan Fund                                $ (662,878)   $2,567,799
      Equity-Income Fund                              614,609       751,539
      Intermediate Bond Fund                          (77,236)      121,561
      OTC Portfolio                                    52,887       107,615
      Asset Manager                                    16,231        59,508
      AmeriSource Corporation Stock Fund              350,985             -
      IKON Corporation Stock Fund                   1,953,709             -
      Unisource Corporation Stock Fund                 71,305             -
      Alco Standard Corporation Stock Fund                  -     2,071,009
                                                -----------------------------
Net change in fair value                           $2,319,612    $5,679,031
                                                =============================

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5. Income Tax Status

The Internal Revenue Service ruled on February 16, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                            AmeriSource Corporation
                            Employee Investment Plan

           Line 27a--Schedule of Assets Held for Investment Purposes

                               December 31, 1996


                                          Description of                       Current
       Identity of Issue                    Investment          Cost            Value
-------------------------------------------------------------------------------------------
(1) Fidelity Investments
    Magellan Fund--164,793 shares         Investment Fund     $11,545,928     $13,290,541

(1) Fidelity Investments
    Equity Income Fund--134,573
    shares                                Investment Fund       4,372,018       5,763,742

(1) Fidelity Investments
    Intermediate Bond Fund--
    218,302 shares                        Investment Fund       2,219,446       2,200,487

(1) Fidelity Investments
    OTC Portfolio Fund--
    31,853 shares                         Investment Fund         936,219       1,041,900

(1) Fidelity Investments
    Asset Manager Fund--
    34,781 shares                         Investment Fund         532,780         572,849

(1) Fidelity Investments
    Retirement Money Market Fund--
    5,028,971 shares                      Investment Fund       5,028,971       5,028,971
                                                          ---------------------------------
Total investment funds                                         24,635,362      27,898,490

(1)Amerisource Corporation--
    23,957 shares                         Common Stock            828,080       1,155,955

IKON Stock Fund--120,025 shares           Common Stock            441,018       6,196,296

Unisource--60,013 shares                  Common Stock            441,020       1,222,756
                                                          ---------------------------------
Total common stock                                              1,710,118       8,575,007
                                                          ---------------------------------
                                                               $26,345,480     $36,473,497
                                                          =================================

(1) Party-in-interest

                            AmeriSource Corporation
                            Employee Investment Plan

                 Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1996



        Identity of                                                        Purchase                                    Net Gain
      Party Involved              Description of Asset                       Price         Proceeds         Cost        (Loss)
---------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------
Fidelity Magellan Fund       Purchased 47,367 shares in 149
                               transactions;                               $3,649,318    $        -      $3,649,318    $      -
                             sold 29,680 shares in 119
                               transactions.                                               2,344,131      2,083,609     260,522

Fidelity Equity Fund         Purchased 35,584 shares in 126
                               transactions;                                1,433,965              -      1,433,965           -
                             sold 14,382 shares in 72
                               transactions                                                  584,972        477,878     107,094

Fidelity Retirement Money    Purchased 1,476,942 shares in 113
  Market Fund                  transactions;                                1,476,942              -      1,476,942           -
                             sold 1,226,777 shares in 101
                               transactions                                                1,226,777      1,226,777           -

IKON Stock Fund              Sold 15,491 shares in 22
                               transactions                                         -      1,940,353      1,332,074     608,279

There were no category (i), (ii), or (iv) reportable transactions during 1996.

                                   SIGNATURES
                                   ----------


       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 AMERISOURCE CORPORATION
                                 EMPLOYEE INVESTMENT PLAN
                                 (Name of Plan)


                                 By: /s/ John A. Aberant
                                 ------------------------------
`                                        John A. Aberant
                                         Benefits Committee


Dated:  June 30, 1997

                                 Exhibit Index
                                 -------------


Exhibit                                                                   Page
-------                                                                   ----

23                 Consent of Ernst & Young LLP. . . . . . . . . . .